U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                     (Check One):
                                     ------------

    [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
          For Period Ended:  December 31, 1996
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          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          -----------------------------

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               Read Attached Instruction Sheet Before Preparing Form.
          Please Print or Type.
               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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               If the notification relates to a portion of the filing
          checked above, identify the Item(s) to which the notification relates: Not applicable.

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                           PART I--REGISTRANT INFORMATION

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          Full Name of Registrant:      Cover-All Technologies Inc.
                                        -------------------------------
          Former Name If Applicable:    Warner Insurance Services, Inc.
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          Address of Principal Executive Office (Street and Number)

          18-01 Pollitt Drive, Fair Lawn,    New Jersey    07410
          .............................................................
                       City                    State      Zip Code

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                          PART II -- RULES 12b-25(b) AND (c)
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                    (a) The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

          [X]       (b) The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit
               required by Rule 12b-25(c) has been attached if applicable.


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                                  PART III--NARRATIVE
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          State below in reasonable detail the reasons why Form 10-K, 20-F,
          11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

               On March 14, 1997, Cover-All Technologies Inc. (the "Registrant") announced a series of transactions, including (i) the issuance of $750,000 of 12 1/2% Convertible Notes to three existing stockholders, Atlantic Employers Insurance Company, a New Jersey corporation, Software Investments Limited, a British Virgin Islands corporation ("SIL") and Roger D. Bensen, an individual, in the form of bridge financing (the "Bridge Financing"), (ii) amendments to that certain Stock Purchase Agreement, dated as of March 31, 1996, among the Registrant, SIL and Care Corporation Limited, a British Virgin Islands corporation ("Care"), and to that certain Software License Agreement, dated as of March 31, 1996, among the Registrant, Cover-All Systems, Inc., a subsidiary of the Registrant, and Care (together, the "Stock License Agreements") relating to the Registrant's right to repurchase shares of common stock, par value $.01 per share, of the Registrant in connection with such Stock License Agreements and (iii) changes in the composition of the Board of Directors and the management team of the Registrant. Additionally, the Registrant has negotiated for permanent financing in the amount of $3 million through the sale of its 12 1/2% Convertible Debentures due 2002, which the Registrant anticipates closing during the week of March 31, 1997 (the "Permanent Financing"). These subsequent events have and will impact the required disclosure of the Registrant in its Annual Report on Form 10-K (the "Form 10-K"). The Registrant is in the process of analyzing such impact and cannot complete the Form 10-K without unreasonable effort or expense, but the Registrant fully expects to finalize the preparation of the Form 10-K such that it will be in a position to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.


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                              PART IV--OTHER INFORMATION
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               (1) Name and telephone number of person to contact in regard to this notification:

               Raul F. Calvo                 (201)      794-4800
               .......................................................
                  (Name)                   (Area Code) (Telephone)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes  [ ] No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ ] Yes  [X] No

               If so: provide an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                      SIGNATURE
                                      ---------


               COVER-ALL TECHNOLOGIES INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


          Dated:  March 28, 1997        COVER-ALL TECHNOLOGIES INC.


                                        By:     /s/Brian Magowan
                                           -------------------------------
                                           Name:  Brian Magowan
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer